Filing under Rule 425
under the Securities Act of 1933
Filing by: Qiao Xing Universal Resources, Inc.
Subject Company: Qiao Xing Mobile Communication Co., Ltd
SEC File No. of Qiao Xing Mobile Communication Co., Ltd: 001-33430
Qiao Xing Universal Resources Provides a Second Update on the Progress of the Proposed Privatization of its Subsidiary
HUIZHOU, China, Jan. 6, 2011 /PRNewswire-Asia-FirstCall/ —
This press release is issued for information purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.
Neither the U. S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Proposed Offer (defined below) or securities to be issued in connection therewith, or passed upon the adequacy or accuracy of this press release, or the merits or fairness of the Proposed Offer. Any representation to the contrary is a criminal offense.
Qiao Xing Universal Resources, Inc. (Nasdaq: XING, the “Company” or “XING”), one of the leading players in the molybdenum-mining business as well as a company with meaningful size in the resources industry, says that it notes that its subsidiary Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM — News) (“QXM”), has announced that, at a meeting of QXM’s board of directors (the “Board”) held on 31 December 2010, the Board authorized that a Scheme of Arrangement (the “Scheme”), proposed by the Company, pursuant to which XING would acquire all of the outstanding ordinary shares of QXM other than those shares held by XING (the “Minority Shares”) in exchange for 1.9 shares of XING’s common stock plus US$0.80 in cash for each Minority Share (the “Scheme Consideration”), be put forward by QXM to the holders of the Minority Shares (the “Minority Shareholders”) for their consideration(please see details in QXM’s release and 6-K filing).
Mr. Ruilin Wu, the Company’s Chairman and Chief Executive Officer, said ,“Given that QXM’s Board has made the above authorization, we expect that QXM to file a Fixed Date Claim with the High Court in the British Virgin Islands (the “Court”) in respect of the Scheme that the Court will make hearing to fix the meeting date (“Court Meeting Date”) for the

Minority Shareholders to vote. Once the Court Meeting Date was fixed and XING is aware of that, we will announce it.”
About Qiao Xing Universal Resources, Inc.
Qiao Xing Universal Resources, Inc. is a leading player in the molybdenum-mining industry with an established record of profitability, and the Company also possesses meaningful size in the resources industry. XING focuses on mining and processing rare metal ores and several strategically important base metal ores, including molybdenum, copper, lead and zinc. The Company currently owns a 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. and a 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd, as well as the right to receive 100% of the expected residual returns from Chifeng Haozhou Mining Co., Ltd.
XING was one of the first Chinese companies to be listed on NASDAQ (in 1999) as one of the leading players in the telecommunication-terminal product business in China. In 2007, the Company made the strategic decision to diversify into the resources industry. Since then, the Company has made several acquisitions in the resources industry and divested its fixed-line and budget mobile phone businesses. To reflect this change, the Company changed its corporate name to Qiao Xing Universal Resources, Inc., effective January 28, 2010.
The Company continues to evaluate acquisition opportunities in the resources area to strengthen its foothold in the industry. At the same time, XING is also working to divest its remaining mobile-phone business through the privatization of its QXMC subsidiary, or via other alternatives, to become a pure-play resources company.
Safe Harbor Statement
This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place undue reliance on these forward-looking statements.
Forward-looking statements include all statements other than statements of historical facts, such as statements regarding our ability to meet the payment schedules for our acquisitions, our ability to obtain bank loans if needed, anticipated acquisitions, estimates of revenue and profit, the privatization of QXMC, time and date for the expected Court Hearing with respect to the proposed privatization of QXMC, anticipated mining capacity and production volumes, long-term growth prospects for the resources industry, the Company and value for the Company’s shareholders, mine development and capital expenditures, mine production and development plans, estimates of proven and probable reserves and other mineralized material and the Company’s transition to a pure resources company and bigger player within the resources industry. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of January 6, 2010.
Additional Information and Where to Find It
Qiao Xing Universal Resources, Inc. has filed a Schedule 13E-3 with the SEC in connection with the Proposed Offer. The Schedule 13E-3 contains additional information regarding the Proposed Offer, including, without limitation, information regarding the special meeting of shareholders of Qiao Xing Mobile Communication Co., Ltd that will be called to consider the Proposed Offer. The Schedule 13E-3 contains important information about Qiao Xing Universal Resources, Inc., Qiao Xing Mobile Communication Co., Ltd, the Proposed Offer and related matters. Investors and shareholders should read the Schedule 13E-3 and the other documents filed with the SEC in connection with the Proposed Offer carefully before they make any decision with respect to the Proposed Offer. A copy of the Scheme of Arrangement with respect to the Proposed Offer is an exhibit to the Schedule 13E-3. The Proposed Offer is expected to be exempt from the registration requirements of the United States Securities Act of 1933 Act by virtue of the exemption provided by Section 3(a)(10); however, it is possible that the offer may change forms such that the exemption provided by Section 3(a)(10) may no longer be available. In such a case Qiao Xing Universal Resources, Inc. may file a Form F-4 with respect to the Proposed Offer.
The Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer is available free of charge at the SEC’s web site at www.sec.gov. Additionally, the Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be made available to investors or shareholders free of charge by calling or writing to:
Qiao Xing Universal Resources
Rick Xiao
Vice President
Phone: +86-752-282-0268
Email: rick@qiaoxing.com

USA IR AGENCY
CCG Investor Relations Inc.
Mr. Ed Job, CFA
Phone: +86-1381-699-7314 (Shanghai)
Email: ed.job@ccgir.com
CONTACT: At Qiao Xing Universal Resources, Rick Xiao, Vice President, +86-752-282-0268, or rick@qiaoxing.com; or at USA IR AGENCY, CCG Investor Relations Inc., Mr. Ed Job, CFA, +86-1381-699-7314 (Shanghai), or ed.job@ccgir.com